Exhibit 99.23

Elemental Altus Notes Major Expansion Study at Karlawinda and Announces Completion of Tungsten Royalty Acquisition

Vancouver, British Columbia--(Newsfile Corp. - August 6, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") notes the announcement by Capricorn Metals Ltd (ASX: CMM) ("Capricorn") of a major expansion study at the Karlawinda Gold Project ("Karlawinda", or "KGP"), where Elemental Altus holds an uncapped 2.0% Net Smelter Return ("NSR") royalty. The Karlawinda royalty is a cornerstone asset for Elemental Altus, contributing US$4.6 million in revenue in 2023. Elemental Altus also announces the successful completion of the Mactung and Cantung royalty acquisition.

Highlights

•	Karlawinda is the Company's second largest royalty and contributed US$4.6 million in revenue in 2023 when the gold price averaged less than US$2,000/oz

•	Capricorn has commenced work on a major expansion study for KGP, looking at an expansion of between 2.0 and 2.5 million tonnes per annum ("Mtpa"), an approximate 50% increase in throughput on the current 4.5 Mtpa

•	The expansion study is targeted for completion by end of 2024 and Capricorn plans to move into permitting and execution as quickly as possible

•	Capricorn announced a 15% increase to the Mineral Reserves to 1,428 thousand ounces ("koz") gold, which is an increase of 27% after accounting for mining depletion as of July 2024. All KGP Mineral Reserves are categorised as Probable Reserves. Indicated Resources were increased to 1,965 koz gold. Inferred Resources include a further 287 koz of gold

•	Updated KGP Mineral Reserves provide for a pre-expansion mine-life in excess of 13 years

Elemental Altus has also completed the acquisition of the Mactung and Cantung royalties, with the 4% NSR over Mactung providing significant exposure to one of the largest, high-grade tungsten deposits in the world.

Frederick Bell, CEO of Elemental Altus, commented:

"The initiation of an expansion study at Karlawinda, targeting a throughput increase of approximately 50%, underscores the significant upside potential of our material royalties. Karlawinda's expansion potential has always been a principal reason for our investment, and Capricorn has the track record to implement a successful expansion study quickly. This not only reinforces our confidence in Karlawinda as a cornerstone asset but also demonstrates our team's ability to identify royalties with transformative potential.

The potential expansion comes at no cost to the Company and further validates our investment strategy. Karlawinda's status as a proven high-quality, uncapped gold royalty in a Tier 1 jurisdiction exemplifies this strategy and our commitment to long-term growth.

We are also pleased to successfully complete the acquisition of an uncapped 4.0% NSR royalty at the Mactung Project. This is a high-quality, high-grade tungsten project in Canada with the potential to be a future long-life operation and fits very well into our development pipeline."

Karlawinda Mineral Reserve and Mineral Resource Update

Capricorn have announced a significant increase to the KGP Mineral Reserves from recent drilling at Bibra, the contiguous Southern Corridor deposit, and the Berwick deposit. Berwick is a satellite deposit that is part of the KGP East group of prospects. The Berwick Mineral Reserves are the first KGP reserve reported outside of the Bibra Complex.

The drilling program also successfully upgraded Inferred Resources to Indicated Resources immediately down dip of the 2023 reserve pit design, underpinning a significant conversion of resources to reserves.

The KGP JORC-compliant Mineral Reserves, as reported by Capricorn, have been increased to 57.7 million tonnes ("Mt") of Probable Reserves with a grade of 0.8 g/t gold containing 1,428 koz gold including Bibra, the Southern Corridor, Berwick, and stockpiles. This Mineral Reserves update supports a pre-expansion life of mine exceeding 13 years and the additional 333 koz represents a 27% increase after accounting for mining depletion (as of July 2024) of 152 koz gold.

The updated Karlawinda Open Pit Reserves were estimated using a gold price of A$2,200/oz (approximately US$1,430/oz) for the pit shells.

The recent drilling has also contributed to an increase of the estimated Indicated Resources to 85.0 Mt at a grade of 0.7 g/t gold containing 1,965 koz gold. Inferred Resources contain an additional 98.6 Mt with a grade of 0.7 g/t gold for 287 koz of gold.

Mineral Resources for Karlawinda are reported inclusive of Mineral Reserves.

The KGP Mineral Resources were estimated using a gold price of A$2,400/oz (approximately US$1,560/oz) and it is particularly encouraging to note that the 824 koz in the resources not currently included in the reserve are primarily located immediately down dip of the current Bibra pit design.

Karlawinda Expansion Study

Capricorn has initiated a study to consider a 2.0 to 2.5 Mtpa expansion of the current 4.5 Mtpa Karlawinda operation. Capricorn have stated their intent to progress into permitting and execution as quickly as possible on conclusion of a successful study.

The scope of the expansion study includes an increase to throughput by approximately 45% to 55% from the current rate of 4.5 Mtpa to 6.5 to 7.0 Mtpa. Optimisation studies are considering blending additional ore supplied from an accelerated mining schedule with lower grade ore currently being stockpiled.

The expansion study will focus on an expanded processing plant flowsheet, the plant configuration, and equipment installation logistics. Process plant and infrastructure capital costs will be estimated as part of the study. The mining schedule and fleet optimisation will be evaluated with a tailings storage facility expansion and other permitting requirements.

Work has commenced on a number of these areas with a view to Capricorn completing the study by year end 2024.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-653-9464.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release. Capricorn's press release and disclosure (including that referred to in this press release) includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized.

Notes

1) "KGP Ore Reserve increases to 1.43 Million Ounces - Expansion Study Underway", dated August 1, 2024, at https://capmetals.com.au/

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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